

January 22, 2013

Via E-mail
Lawrence Chenard
President and Chief Executive Officer
Ample-Tee, Inc.
112 North Curry Street
Carson City, Nevada 89703-4934

>   **Re:**   **Ample-Tee, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed January 17, 2013**
>   **File No. 333-179079**

Dear Mr. Chenard:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Financial Statements, page 23

1. Please revise your document to provide updated financial statements and related financial information, such as Management's Discussion and Analysis of Financial Condition and Results of Operations. See Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Donna Di Silvio at (202) 551-3202 or James Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown at (202) 551-3513, Dieter King at (202) 202-551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director